NON-COMPETITION, NON -SOLICITATION, AND CONFIDENTIALITY
AGREEMENT

THIS NON-COMPETITION, NON-SOLICITATION, AND
CONFIDENTIALITY AGREEMENT (the "Agreement"), is made on this ____ day of March
2006, by and between Pepco Holdings, Inc., with its principal place of business at 701 Ninth
Street, N. W. Washington, D. C. 20068, including, unless the context clearly otherwise requires,
its subsidiaries and affiliates (together, "PHI"), and Eddie R. Mayberry (the "Executive").

WHEREAS, the Executive is employed by PHI as Senior Vice President, PHI and
President, Pepco Energy Services and in such capacity, had, has, and will continue to have
access to PHI's employees, customers, vendors, trade secrets, and proprietary information; and

WHEREAS, by virtue of the years of valuable service the Executive has provided
to PHI in a position in which the Executive has made significant policy decisions and contributed
to the establishment of the strategic direction and compensation policies of PHI, the Executive
possesses significant knowledge of and experience in connection with the business of PHI,
including specifics regarding the compensation and benefits of its key executives that would
place him in a position to recruit such executives if he were to engage in a competing or similar
business; and

WHEREAS, PHI is prepared to make a substantial cash payment to the Executive
upon his retirement, as set forth in Section 2 below, provided that the Executive makes certain
assurances that he will not be in a position that is potentially adverse to, or that otherwise would
harm, the business interests of PHI; and

WHEREAS, the Executive desires to enter into this Agreement in exchange for
such cash payment;

NOW THEREFORE, in consideration of these premises and intending to be
legally bound hereby, PHI and the Executive hereby agree as follows:

SECTION 1.   Definitions. Capitalized terms used herein will have the meanings set forth in the
preamble of this Agreement, or as set forth below:

1.1.   "Competing Business" means (a) any electric or gas energy supplier or
distributor located in or servicing the area east of the Mississippi River within the United States
of America and (b) any other corporation, or unincorporated entity, in the area east of the
Mississippi or any other place where PHI has conducted business during the tenure of
Executive's employment with PHI (except with respect to lines of business in which the
Company no longer engages).

1.2.   "Proprietary Information" means confidential, proprietary, business and
technical information or trade secrets of PHI. Such Proprietary Information shall include, but
shall not be limited to, the following items and information relating to the following items: (a)
computer codes or instructions (including source and object code listings, program logic
algorithms, subroutines, modules or other subparts of computer programs and related

documentation, including program notation), computer processing systems and techniques, all computer inputs and outputs (regardless of the media on which stored or located), hardware and software configurations, designs, architecture and interfaces, (b) business research, studies, procedures and costs, (c) financial data, (d) distribution methods, (e) marketing data, methods, plans and efforts, (f) the identities of PHI's relationship(s) with actual and prospective customers, contractors and suppliers, (g) the terms of contracts and agreements with customers, contractors and suppliers, (h) the needs and requirements of, and course of dealing with, actual or prospective customers, contractors and suppliers, (i) personnel information, including but not limited to benefit programs, pay scales, and incentive programs, and (j) customer and vendor credit information. Failure by PHI to mark any of the Proprietary Information as confidential or proprietary shall not affect its status as Proprietary Information under the terms of this Agreement.

1.3. "Restricted Period" means the entire period of the Executive's employment by PHI and the 12 calendar months following the termination of such employment.

1.4. "Restrictive Covenants" means the provisions contained in Section 3.1 of this Agreement.

SECTION 2. Transaction and Signing Bonus. Within 15 days following the retirement of the Executive on April 1, 2006, PHI will make a single sum cash payment to the Executive of one years' salary in effect on his retirement date, less any required tax withholding.

SECTION 3. Non-Compete; Confidentiality; Non-Solicitation. In consideration of the payment described above in Section 2, the Executive agrees to be bound by the Restrictive Covenants set forth in this Section 3.

3.1. Restrictive Covenants.

(a) During the Restricted Period, the Executive will not do any of the following, directly or indirectly, in the area east of the Mississippi River or any other place where PHI has conducted business during the tenure of Executive's employment with PHI (except with respect to lines of business in which the Company no longer engages), without the prior written consent of PHI, as applicable:

(i) Non-Competition. Engage or participate in any Competing Business;

(ii) Restrictions on Ownership. Become interested in (as owner, stockholder, lender, partner, co-venturer, director, officer, employee, agent or consultant) any person, firm, corporation, association or other entity engaged in any Competing Business. Notwithstanding the foregoing, the Executive may hold up to 2% of the outstanding securities of any class of any publicly-traded securities of any company;

(iii) Non-Solicitation of Business. Solicit or call on, either directly or indirectly, (A) for purposes of selling goods or products competitive with goods or products sold by PHI , any customer with whom PHI shall have dealt or any prospective customer that PHI shall have identified and solicited at any time during the Executive's employment, or engagement as a consultant, by PHI ; or (B) for the purposes of purchasing goods or products competitive with goods or products purchased by PHI for resale by PHI , any supplier with whom PHI shall have dealt at any time during the Executive's employment, or engagement as a consultant, by PHI;

     (iv) <u>Non-Interference with Business</u>. Influence or attempt to influence any supplier, customer or potential customer of PHI to terminate or modify any written or oral agreement or course of dealing with PHI; or

     (v) <u>Non-Solicitation of Employees</u>. Influence or attempt to influence any person to either (A) terminate or modify any employment, consulting, agency, distributorship or other arrangement with PHI, or (B) employ or retain, or arrange to have any other person or entity employ or retain, any person who has been employed or retained by PHI as an employee, consultant, agent or distributor of PHI at any time during the Restricted Period. It is understood that this sub-paragraph (v) does not prevent the Executive from responding truthfully to requests by prospective employers or recruiters for recommendations or information concerning any such person's performance as an employee of PHI , provided that Executive did not initiate such request or refer such person for the employment or retention that is the subject of the request, and further provided that Executive shall not receive any compensation in any form as a result of any hiring or retention of such person.

    (b) <u>Confidentiality</u>. The Executive recognizes and acknowledges that the Proprietary Information is a valuable, special and unique asset of the business of PHI. As a result, both during the period of the Executive's employment with PHI and thereafter, the Executive shall not, without the prior written consent of PHI , as applicable, for any reason either directly or indirectly divulge to any third-party or use for his own benefit, or for any purpose other than the exclusive benefit of PHI , any Proprietary Information revealed, obtained or developed in the course of his employment, or engagement as a consultant, by PHI ; *provided, however*, that nothing herein contained shall restrict the Executive's ability to make such disclosures during the Executive's period of employment or engagement with PHI as may be necessary or appropriate to the effective and efficient discharge of his duties as an employee or consultant or as such disclosures may be required by law. If the Executive or any of his representatives becomes legally compelled to disclose any of the Proprietary Information, the Executive will provide PHI with prompt written notice so that the Company may seek a protective order or other appropriate remedy.

    (c) <u>Property</u>. All right, title and interest in and to Proprietary Information shall be and remain the sole and exclusive property of PHI. During the period of employment, and engagement as a consultant, by PHI , the Executive shall not remove from PHI 's offices or premises any documents, records, notebooks, files, correspondence, reports, memoranda or similar materials of or containing Proprietary Information, or other materials or property of any kind belonging to PHI unless necessary or appropriate in accordance with the duties and responsibilities required by or appropriate for his position and, in the event that such materials or property are removed, all of the foregoing shall be returned to their proper files or places of safekeeping as promptly as possible after the removal shall serve its specific purpose. The Executive shall not make, retain, remove and/or distribute any copies of any of the foregoing for any reason whatsoever except as may be necessary in the discharge of his assigned duties and shall not divulge to any third person the nature of and/or contents of any of the foregoing or of any other oral or written information to which he may have access or with which for any reason he may become familiar, except as disclosure shall be necessary in the performance of his duties; and upon the termination of his employment with PHI , he shall leave with or return to PHI all originals and copies of the foregoing then in his possession, whether prepared by the Executive or by others.

          (d)   Duty to Keep Company Informed. In order to ensure that PHI and the Company may retain the benefit of the Restrictive Covenants, the Executive agrees to notify PHI of any employment or retention as consultant that he may enter into which may be precluded by this Agreement, and to provide specific information upon request regarding the Executive's activities. In the event Executive provides such notice and information at least 30 days prior to the commencement of such employment or consultancy, PHI shall respond to such Executive within 30 days (or if later, within 30 days after additional information has been submitted by the Executive in response to a request for such information) regarding the Company's initial determination regarding whether such employment or consultancy falls within the scope of the Restrictive Covenants.

          3.2.   Acknowledgments. The Executive acknowledges that the Restrictive Covenants are reasonable and necessary to protect the legitimate interests of PHI and its affiliates and that, in the absence of such restrictions; PHI would not enter into this Agreement. Therefore, the Executive acknowledges that the Restrictive Covenants are entered into in order to induce PHI to make the payment described in Section 2. The Executive further acknowledges that the duration and geographic scope of Section 3.1(a) are reasonable given the nature of PHI's business and the position of authority and responsibility that the Executive holds within PHI.

          3.3.   Rights and Remedies Upon Breach.

          (a)   Specific Enforcement. The Executive acknowledges that any breach by him, willfully or otherwise, of the Restrictive Covenants will cause continuing and irreparable injury to PHI for which monetary damages would not be an adequate remedy. The Executive shall not, in any action or proceeding to enforce any of the provisions of this Agreement, assert the claim or defense that such an adequate remedy at law exists. In the event of any such breach by the Executive, PHI shall have the right to enforce the Restrictive Covenants by seeking injunctive or other relief in any court, without any requirement that a bond or other security be posted, and this Agreement shall not in any way limit remedies of law or in equity otherwise available to PHI . If an action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to recover, in addition to any other relief, reasonable attorneys' fees, costs and disbursements.

          (b)   Extension of Restrictive Period. If the Executive breaches any of the Restrictive Covenants contained in Section 3.1(a), then the Restricted Period shall be extended for a period of time equal to the period of time that the Executive is in breach of such restriction.

          (c)   Return of Payment and Accounting. If the Executive engages in a material breach of any of the Restrictive Covenants, the Executive will be required to return the payment described in Section 2 above, plus interest accruing from the date of payment to the

Executive to the date of such repayment at a rate of 2% above the prime rate, as determined by PHI, to PHI , and PHI will have the right and remedy to require the Executive to account for and pay over to PHI all compensation, profits, monies, accruals, increments or other benefits derived or received by the Executive as the result of any action constituting a breach of the Restrictive Covenants. These rights and remedies will be in addition to, and not in lieu of, any other rights and remedies available to PHI under law or in equity. Notwithstanding the foregoing, no return of payment will be required unless (i) the damages caused by the breach are significant and proportionate to the penalty hereunder, or (ii) the Executive fails to cease and remedy the breaching activity within thirty (30) days after receiving notice from PHI indicating the manner in which the breach has occurred and demanding such cessation and remediation.

3.4. Judicial Modification. If any court determines that the Restrictive Covenants or any part thereof, is unenforceable because of the duration or geographical scope of such provision, such court shall have the power to modify such provision and, in its modified form, such provision shall then be enforceable.

3.5. Disclosure of Restrictive Covenants. The Executive agrees to disclose the existence and terms of the restrictive covenants set forth in this Section 3 to any employer that the Executive may work for during the Restricted Period which is in a Competing Business.

3.6. Enforceability. If any court holds the Restrictive Covenants unenforceable by reason of their breadth or scope or otherwise, it is the intention of the parties hereto that such determination not bar or in any way affect the right of PHI to the relief provided above in the courts of any other jurisdiction within the geographical scope of such Restrictive Covenants.

SECTION 4. Miscellaneous.

4.1. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon PHI and the Executive and their respective successors, executors, administrators, heirs and/or permitted assigns; *provided, however*, that neither the Executive nor PHI may make any assignments of this Agreement or any interest herein, by operation of law or otherwise, without the prior written consent of the other party, except that, without such consent, PHI may assign this Agreement to any successor to all or substantially all of its assets and business by means of liquidation, dissolution, merger, consolidation, transfer of assets, or otherwise.

4.2. Notice. Any notice or communication required or permitted under this Agreement shall be made in writing and (a) sent by overnight courier, (b) mailed by certified or registered mail, return receipt requested or (c) sent by telecopier, addressed as follows:

If to the Executive:

Eddie R. Mayberry
115 N. Lee St.
BH 401
Alexandria, VA 22314

If to PHI:

Pepco Holdings Inc.
General Counsel
701 Ninth St. N.W.
Washington, D.C. 20068

or to such other address as either party may from time to time duly specify by notice given to the other party in the manner specified above.

4.3.   Entire Agreement; Amendments. This Agreement contains the entire agreement and understanding of the parties hereto relating to the subject matter hereof, and merges and supersedes all prior and contemporaneous discussions, agreements and understandings of every nature relating to the subject matter hereof. This Agreement may not be changed or modified, except by an Agreement in writing signed by each of the parties hereto.

4.4.   Waiver. Any waiver by either party of any breach of any term or condition in this Agreement shall not operate as a waiver of any other breach of such term or condition or of any other term or condition, nor shall any failure to enforce any provision hereof operate as a waiver of such provision or of any other provision hereof or constitute or be deemed a waiver or release of any other rights, in law or in equity.

4.5.   Governing Law. This Agreement shall be governed by, and enforced in accordance with, the laws of the Delaware without regard to the application of the principles of conflicts of laws.

4.6.   Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

4.7.   Section Headings. The section headings in this Agreement are for convenience only; they form no part of this Agreement and shall not affect its interpretation.

4.8.   Consent to Arbitration; Fees.

(a)   Except as otherwise provided in this Agreement, any controversy, claim, or dispute between the parties related to or arising out of this Agreement shall be finally settled by arbitration, conducted on a confidential basis, under the U.S. Arbitration Act, if applicable, and the then current rules of the American Arbitration Association ("Association") strictly in accordance with the terms of this Agreement and the laws of the State of Delaware, excluding its principles of conflicts of laws.

(b)   The Executive and PHI hereby consent to the personal and exclusive jurisdiction of such arbitration and hereby waive any objection that the Executive or PHI may have to personal jurisdiction, the laying of venue of any such proceeding and any claim or defense of inconvenient forum.

(c)   Neither party shall be excluded from seeking provisional remedies in the courts of any jurisdiction including but not limited to, temporary restraining orders and preliminary injunctions, but such remedies shall not be sought as a means to avoid or stay arbitration.

(d)   In the event of any legal proceeding arising out of or relating to the enforcement or interpretation of this Agreement, the party prevailing in such proceeding shall be entitled to payment from the other party of all reasonable attorneys' fees, costs and disbursements incurred by the prevailing party in connection with such proceeding.

4.9.   Counterparts and Facsimiles. This Agreement may be executed, including execution by facsimile signature, in one or more counterparts, each of which shall be deemed an original, and all of which together shall be deemed to be one and the same instrument.

IN WITNESS WHEREOF, PHI has caused this Agreement to be executed by its duly authorized officers, and the Executive has executed this Agreement, in each case as of the date first above written.

Pepco Holdings Inc.

By: /s/ D. R. WRAASE

Title: Chairman, President, and Chief Executive Officer

Eddie R. Mayberry

/s/ E. R. MAYBERRY